Exhibit 99.1

OBSEVA SA

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets

(in USD ’000)	Notes	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	4	57,553	54,734
Other receivables		953	3,560
Prepaid expenses		5,756	5,223
Total current assets		64,262	63,517
Non-current assets
Right-of-use assets		521	625
Furniture, fixtures and equipment		63	58
Intangible assets	5	23,903	24,503
Other long-term assets		395	288
Total non-current assets		24,882	25,474
Total assets		89,144	88,991
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and current liabilities		4,734	9,038
Accrued expenses		15,421	13,783
Current lease liabilities		624	686
Total current liabilities		20,779	23,507
Non-current liabilities
Non-current lease liabilities		119	240
Non-current borrowings	6	33,134	25,733
Post-employment obligations		6,563	6,581
Other long-term liabilities		584	591
Total non-current liabilities		40,400	33,145
Shareholders’ equity
Share capital		6,812	6,489
Share premium		436,694	430,630
Reserves		33,236	32,195
Accumulated losses		(448,777)	(436,975)
Total shareholders’ equity	7	27,965	32,339
Total liabilities and shareholders’ equity		89,144	88,991

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended March 31,
	Notes	2022	2021
Operating income other than revenue		2,237	6
OPERATING EXPENSES
Research and development expenses	9	(5,608)	(15,516)
General and administrative expenses		(7,233)	(4,191)
Total operating expenses		(12,841)	(19,707)
OPERATING LOSS		(10,604)	(19,701)
Finance income		1,933	629
Finance expense		(3,077)	(911)
NET LOSS BEFORE TAX		(11,748)	(19,983)
Income tax expense	10	(53)	(21)
NET LOSS FOR THE PERIOD		(11,801)	(20,004)
Net loss per share
Basic	11	(0.14)	(0.29)
Diluted	11	(0.14)	(0.29)
TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)		—	—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(11,801)	(20,004)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

		Three-month period ended March 31,
(in USD ’000)	Notes	2022	2021
NET LOSS BEFORE TAX FOR THE PERIOD		(11,748)	(19,982)
Adjustments for:
Depreciation expense		115	178
Post-employment (benefit) / cost		64	115
Share-based compensation expense		1,041	2,019
Finance expense, net		1,143	282
Other operating income		(2,237)	—
Changes in operating assets and liabilities:
Other receivables		2,607	11
Prepaid expenses, deferred costs and other long-term assets		(534)	782
Other payables and current liabilities		(4,366)	(5,113)
Accrued expenses and other long-term liabilities		(1,336)	373
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(15,251)	(21,335)
Net proceeds from disposal of intangible assets		5,691	—
Payments for plant and equipment		(4)	—
Acquisition of a license		—	(4)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		5,687	(4)
Proceeds from issuance of shares		5,664	38,339
Proceeds from issuance of convertible debt		8,610	—
Proceeds from issuance of warrants		915	—
Proceeds from exercise of warrants		—	22,117
Issuance costs related to convertible debt and warrant		(1,696)	—
Share issuance costs		(196)	(1,358)
Principal elements of lease payments		(176)	(167)
Interest paid		(927)	(561)
NET CASH FLOWS FROM FINANCING ACTIVITIES		12,194	58,370
Net increase in cash and cash equivalents		2,630	37,031
Cash and cash equivalents at January 1,		54,734	31,183
Effects of exchange rate changes on cash and cash equivalents		189	(216)
Cash and cash equivalents at March 31,		57,553	67,998

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

(in USD ’000)	Share capital	Treasury shares	Share premium	Reserves	Accumulated losses	Total
January 1, 2021	4,878	(304)	356,822	26,353	(379,395)	8,354
Loss for the period	—	—	—	—	(20,004)	(20,004)
Other comprehensive loss	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	(20,004)	(20,004)
Issuance of treasury shares	1,515	(1,515)	0	—	—	—
Issuance of shares - ATM program	0	882	37,457	—	—	38,339
Share issuance costs	—	0	(1,358)	—	—	(1,358)
Exercise of warrants	555	—	21,562	—	—	22,117
Share-based remuneration	—	—	—	2,019	—	2,019
March 31, 2021	6,948	(938)	414,483	28,373	(399,399)	49,467

January 1, 2022	6,948	(459)	430,629	32,196	(436,976)	32,338
Loss for the period	—	—	—	—	(11,801)	(11,801)
Other comprehensive loss	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	(11,801)	(11,801)
Issuance of treasury shares	1,947	(1,947)	—	—	—	—
Issuance of shares - ATM program	—	323	5,341	—	—	5,664
Share issuance costs - ATM program	—	—	(196)	—	—	(196)
Value of the conversion rights - convertible notes	—	—	198	—	—	198
Reclassification of warrants	—	—	722	—	—	722
Share-based remuneration	—	—	—	1,040	—	1,040
March 31, 2022	8,895	(2,083)	436,694	33,236	(448,777)	27,965

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Notes to the Unaudited Condensed Consolidated Financial Statements

1. General information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (note 2.3).

The Group is focused on the development and commercialization of novel therapeutics to improve women’s reproductive health and pregnancy. The Group has a portfolio of two mid- to late-stage development in-licensed compounds (linzagolix and nolasiban) and one out-licensed mid- to late-stage development product (ebopiprant). The Group has no currently marketed products.

These condensed consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand, except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These condensed consolidated financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on May 3, 2022.

2. Accounting principles and scope of consolidation

2.1 Basis of preparation and accounting principles

These unaudited three-month interim condensed consolidated financial statements (the “condensed consolidated financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”).

Accounting policies

Accounting policies used in the preparation and presentation of these condensed consolidated financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2021 (the “annual financial statements”), which should be read in conjunction with these condensed consolidated financial statements as they provide an update of previously reported information.

Revenue

Revenue includes royalty and milestone income from the out-licensing of intellectual property when ObsEva retains an interest in the intellectual property through a license. Royalty income earned through a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the relevant milestone event criteria are met, and the risk of reversal of revenue recognition is remote.

Going concern

The Company has incurred recurring losses since inception, including net losses of USD 11.8 million for the three-month period ended March 31, 2022. As of March 31, 2022, the Company had accumulated losses of USD 479.6 million, of which USD 30.6 million were offset with share premium. The Company expects to continue to generate operating losses for the foreseeable future. As of March 31, 2022, the Company had cash and cash equivalents of USD 57.6 million. These interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. To date, the Company has funded its operations through equity and debt offerings and through payments from licensors. The Company believes that its current cash and cash equivalents are sufficient to fund its operating expenses into the fourth quarter of 2022 and this raises substantial doubt about the Company’s ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern within one year from the date of the issuance of these unaudited condensed consolidated financial statements. The future viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company may receive future milestone payments from licensors but that is dependent on achieving certain regulatory or commercial milestones that may never happen. The Company may seek additional funding through its active ATM program, public or private financings, debt financing or collaboration agreements. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Company’s financial condition and ability to pursue its business strategies. If the Company is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Company could be forced to delay, reduce or eliminate

ObsEva SA

Condensed Consolidated Financial Statements

some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Company will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to the Company, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial conditions.

2.2 Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. The Company bases the estimates on historical experience and on various other assumptions that the Company believes are reasonable, the results of which form the basis for making judgments about the carrying value of assets, liabilities and equity and the amount of revenues and expenses. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2.3 Scope of consolidation

The Company consolidates the financial operations of its four fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, ObsEva Europe B.V., which is registered and organized under the laws of Netherlands, ObsEva Switzerland SA, which is registered and organized under the laws of Switzerland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd, ObsEva Europe B.V., and ObsEva Switzerland SA had no operations and no results of operations to report as of March 31, 2022 and 2021.

3. Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets and liabilities consist of cash and cash equivalents, other receivables, other payables and accruals which are classified as loans and receivables at amortized cost according to IFRS 9.

4. Cash and cash equivalents

(in USD ‘000)	March 31, 2022	December 31, 2021
Bank deposits	57,553	54,734
Interest bearing deposits	—	—
Total cash and cash equivalents	57,553	54,734

5. Intangible assets

As of March 31, 2022, the Group holds a number of licenses to develop and commercialize several biopharmaceutical product candidates, the value of which is recorded at USD 23.9 million (December 31, 2021: USD 24.5 million)

On February 10, 2022, the Company entered into a strategic licensing agreement with Theramex HQ UK Limited (“Theramex”) to support the commercialization and market introduction of linzagolix across global markets outside of the U.S., Canada and Asia. Under the terms of the agreement, the Company is entitled to receive royalties of a mid-thirties percentage on commercial sales, which includes the cost of goods sold to Theramex. Furthermore, the agreement contains up to EUR72.75 million in upfront and milestone payments, including EUR5 million obtained upon signing, up to EUR13.75 million in development and commercial milestones and up to EUR54 million in sales-based milestones. This transaction results in partial derecognition of $0.6 million of intangible assets related to the license to develop and commercialize linzagolix.

ObsEva SA

Condensed Consolidated Financial Statements

6. Borrowings

In August 2019, the Company entered into a loan and security agreement (“the Oxford Credit Facility”) with Oxford Finance LLC for a term loan of up to USD 75.0 million, subject to funding in three tranches. The Company received gross proceeds of USD 25.0 million, net of transaction costs of USD 0.3 million, from the first tranche of the Oxford Credit Facility upon entering into the agreement and used the funds for its various clinical trials programs. The Company could not draw the second tranche of USD 25.0 million due to the failure to meet the primary endpoint of the Phase 3 IMPLANT 4 clinical trial of nolasiban. Pursuant to an amendment to the Oxford Credit Facility signed in April 2020, the third tranche of USD 25.0 million was available to be drawn at any time between April 7, 2020 and August 1, 2024 upon request of the Company and at the lender’s discretion. In October 2021, the Company repaid all amounts outstanding and terminated the Oxford Credit Facility.

In October 2021, the Company entered into a convertible note financing agreement (the “Securities Purchase Agreement”) with certain funds and accounts managed by JGB Management Inc. (“JGB”), which is structured to provide up to USD 135 million in borrowing capacity, available in nine tranches.  In connection with the first tranche which included a borrowing amount of USD 31.5 million (offer issue discount of USD 1.5 million), the Company received gross proceeds of USD 30.0 million at closing and used the proceeds to repay all amounts outstanding under the Company’s existing Oxford Credit Facility. Upon payoff, the Oxford Credit Facility was terminated and the security interests in the Company’s assets that secured the Oxford Credit Facility were released. At the time of the payoff, the carrying amount of the Oxford Credit Facility was USD 25.6 million and the actual payoff amount was USD27.0 million.  The difference between the carrying amount and the payoff amount was USD 1.4 million and was recorded in finance expense on the Company’s consolidated statement of comprehensive loss for the year ended December 31, 2021. The Company will issue senior secured convertible promissory notes (each, a “Note”) for the debt funded at each tranche. Holders may convert all principal and interest under the Securities Purchase Agreement at any time into the Company’s common shares at an initial conversion price of $3.20 per share (the “Conversion Price”). The Conversion Price is subject to adjustment under certain circumstances in accordance with the terms of the Note Agreement. The Securities Purchase Agreement provides for the Company to potentially receive gross proceeds of USD 16.725 million from the third tranche and USD 13.125 million from each remaining tranche thereafter.

We are able to potentially receive gross proceeds of  $16.725 million from the third tranche and $13.125 million from each remaining tranche thereafter pursuant to the Securities Purchase Agreement. The third tranche will be funded in May 2022 and each subsequent tranche will be funded 90 days after the preceding tranche. The subsequent tranches under the Securities Purchase Agreement will be available subject to us meeting certain conditions, including, among others, that our volume-weighted average price is not below $3.00 per share for five or more trading days during the 30 days prior to a tranche funding date and that our shareholders approve, for purposes of complying with Nasdaq listing rules, the issuance of shares upon conversion of the notes or exercise of the warrants issued under the Securities Purchase Agreement.  Our annual general meeting at which our shareholders will vote for purposes of complying with Nasdaq listing rules is expected to be held on May 18, 2022.  However, even if we satisfy this condition, as of May 17, 2022, we have not met the minimum stock price condition for the third tranche; as a result, the third tranche and each subsequent tranche thereafter will not be available unless JGB waives the minimum stock price condition.

The Securities Purchase Agreement is secured by an account control agreement in favor of JGB, and the Company is obligated to maintain a minimum cash amount of USD 25 million in such deposit account, subject to additional incremental increases totaling USD 27.0 million in aggregate depending on the amount of debt outstanding under the Securities Purchase Agreement. Each tranche under the Securities Purchase Agreement will bear interest at a rate of 9.5% per year, payable monthly, and will be issued with an original issue discount of 4.75%. Each tranche under the Securities Purchase Agreement will mature three years from the date of issuance, unless earlier converted or prepaid in accordance with their terms.  After payments and deductions for certain transaction costs and offer issue discounts, the effective rate of the Securities Purchase Agreement is 16.2%. At each tranche, the Company will also issue to JGB warrants to purchase common shares of the Company (each, a “Warrant”) in an amount equal to 20% of the funded amount for such tranche. The Warrants will be exercisable at a price of $3.67 per share and will have a four year term from the date of issuance.  See Note 7 for valuation of the Warrants.

The fair value of the first tranche was determined to equal the USD 30 million in cash proceeds received and was allocated by using the fair value of the warrants (USD 2.6 million), the fair value of the liability portion of the convertible feature (USD 27.3 million) and the fair value of the conversion option (USD 22 thousand).  The initial fair value of the liability portion of Tranche 1 of the Securities Purchase Agreement was determined using a market interest rate for a non-convertible note with attached warrants at the issue date.   The liability is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity of the first tranche. The total proceeds were first attributed to the liability portion of Tranche 1 of the Securities Purchase Agreement and the warrants.  The remaining proceeds were allocated to the conversion option and recognized in shareholders' equity and not remeasured.

On January 28, 2022, the Company entered into an amendment agreement (the “Amendment Agreement”) with JGB regarding the second tranche of the Note Agreement. The Amendment Agreement adjusted the principal balance payable at maturity for the notes to be issued in the second tranche to USD 10.5 million (USD 975 thousand of original issue discount) and the conversion price for the notes to be issued in the second tranche to a price of $1.66 per common share, and accelerated the issuance of the second tranche to January 28, 2022. In addition, as adjusted pursuant to the Amendment Agreement, the Company issued a warrant to purchase

ObsEva SA

Condensed Consolidated Financial Statements

1,018,716 common shares of the Company at an exercise price of $1.87 per share. Additionally, JGB waived certain conditions required to be met to fund the second tranche, including that the Company’s volume-weighted average price could not be below USD 3.00 per share for five or more trading days during the 30 days prior to the funding date for the second tranche, in exchange for a payment of USD 1.25 million and the amended terms for the notes and warrants issued in the second tranche. In connection with the Amendment Agreement, the Company received USD 8.25 million from the second tranche, after accounting for expenses and the USD 1.25 million waiver payment to JGB.

The fair value of the second tranche was determined to equal the USD 9.5 million in cash proceeds received and was allocated by using the fair value of the warrants (USD 900 thousand), the fair value of the liability portion of the convertible feature (USD 8.4 million) and the fair value of the conversion option (USD 200 thousand).  The initial fair value of the liability portion of Tranche 2 of the Securities Purchase Agreement was determined using a market interest rate for a non-convertible note with attached warrants at the issue date.   The liability is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity of the first tranche. The total proceeds were first attributed to the liability portion Tranche 2 of the Securities Purchase Agreement and the warrants.  The remaining proceeds were allocated to the conversion option and recognized in shareholders' equity and not remeasured.

The Securities Purchase Agreement includes affirmative and negative covenants applicable to the Company and its subsidiaries. The affirmative covenants include, among other things, requirements to file certain financial reports with the Securities and Exchange Commission, maintain insurance coverage and satisfy certain requirements regarding deposit accounts. Further, subject to certain exceptions, the Securities Purchase Agreement contains customary negative covenants limiting its ability to, among other things, transfer or sell certain assets, consummate mergers or acquisitions, allow changes in business, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. As of March 31, 2022, the Company was in compliance with its covenants.

7. Shareholders’ equity

Share capital and share premium

As of March 31, 2022, the total outstanding share capital of USD 6.8 million, fully paid, consists of 83,699,179 common shares, excluding 24,921,292 treasury shares. As of December 31, 2021, the total outstanding share capital of USD 6.5 million, fully paid, consisted of 79,855,268 common shares, excluding 5,265,203 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

In February 2022, the Company announced the issuance of 23,400,000 common shares at par value of 1/13 of a Swiss franc per share. The shares were fully subscribed for by a fully owned subsidiary of the Company, and listed on the SIX Swiss Exchange accordingly. The shares were initially held as treasury shares.

During the three-months period ended March 31, 2022, the Company sold a total of 3,743,911 treasury shares at an average price of USD $1.51 per share, as part of its ATM program with SVB Leerink LLC. These multiple daily transactions generated total gross proceeds of USD 5.7 million. Directly related share issuance costs of USD 0.2 million were recorded as a deduction in equity.

During the three-month period ended March 31, 2021, the Company sold a total of 10,406,085 treasury shares at an average price of USD 3.68 per share, as part of its prior and current ATM programs. These multiple daily transactions generated total gross proceeds of USD 38.3 million. Directly related share issuance costs of USD 1.2 million were recorded as a deduction in equity. In addition, during the first quarter of 2021, the Company received proceeds of USD 22.1 million from the exercise of 6,448,240 warrants.

Warrants issued with Securities Purchase Agreement with JGB

On January 28, 2022, in connection with the second tranche under the Securities Purchase Agreement, the Company issued to JGB a warrant to purchase 1,018,716 common shares of the Company. The warrant has an exercise price of $1.87 per share. The Company determined the fair value of the warrant on January 28, 2022 using the Black Scholes model by using a risk-free interest rate of 1.78%, an expected term of 3 years, and an implied volatility of 96.5%. The fair value was calculated to be approximately USD 915 thousand on January 28, 2022. This valuation is considered to be Level 2 in the fair value hierarchy. The Company allocated the transaction fees, including the $1.25 million waiver payment,  associated with the Securities Purchase Agreement based on the debt balance and the fair value of the warrant liability on January 28, 2022. The allocation of the transaction fees associated with the warrant liability was USD 163 thousand and was recorded as a period cost and included in finance expense on the statements of comprehensive loss.

Because the warrants were net exercisable until its affiliated registration statement was declared effective, the Company had to revalue the warrant liability on the date of the effective date of the registration statement which was March 1, 2022. The Company revalued the fair value of the warrants on March 1, 2022 using the Black Scholes model by using a risk-free interest rate of 1.72%, an expected term of 3 years, and an implied volatility of 95.8%. The fair value was calculated to be approximately USD 723 thousand on March 1, 2022. The resulting difference in fair values between January 28, 2022 and March 1, 2022 of USD 192 thousand is recorded as a period cost and is included in finance income on the statements of comprehensive loss.

ObsEva SA

Condensed Consolidated Financial Statements

8. Revenue and other operating income

On February 10, 2022, the Company entered into a strategic licensing agreement with Theramex to support the commercialization and market introduction of linzagolix across global markets outside of the U.S., Canada and Asia. Under the terms of the agreement, the Company is entitled to receive royalties of a mid-thirties percentage on commercial sales, which includes the cost of goods sold to Theramex. Furthermore, the agreement contains up to EUR 72.75 million in upfront and milestone payments, including EUR 5 million obtained upon signing, up to EUR 13.75 million in development and commercial milestones and up to EUR 54 million in sales-based milestones. The Company and Theramex may each terminate the agreement for the other party's uncured material breach and for certain other "for cause" reasons. Theramex may also terminate the agreement should the Company fail to meet certain regulatory milestones by specific dates, in which case Theramex is entitled to a refund amounted to 50% of the upfront payment.

The Company accounts for the upfront payment in accordance with IAS 38 and only includes the non-refundable portion as the consideration included in the gain arising from the derecognition of the intangible assets in accordance with IAS 38 paragraph 116. The remaining of the upfront payment is reflected as other current liability on the Company’s consolidated balance sheets. The gain on the disposal of the asset, net of de-recognition of intangible asset, of USD 2.2 million is recorded in operating income other than revenue on the Company’s consolidated statements of comprehensive loss.

9. Research and development expenses

Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation, manufacturing expenses as well as external costs of vendors engaged to conduct preclinical development activities and clinical trials.

10. Income tax

The Group is subject to income taxes in various jurisdictions, including primarily in Switzerland and the United States.

Since January 1, 2020, the Company is subject in Switzerland to a municipal and cantonal income tax rate of 14.0% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the three-month ended March 31, 2022 and 2021. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of March 31, 2022 and December 31, 2021.

The Company’s U.S. subsidiary is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost-plus arrangement with the Group. The profits of the U.S. subsidiary during the three-month ended March 31, 2022 and 2021 were each subject to a total U.S. income tax rate of 27.3% based on both the U.S. federal and state tax rates.

11. Loss per share

As of March 31, 2022 and 2021, the Company has one category of shares, which are common shares. The basic loss per share is calculated by dividing the loss of the period attributable to the common shares by the weighted average number of common shares outstanding during the period as follows:

Three-month period ended March 31,
2022
Net loss attributable to shareholders (in USD ‘000)	(11,801)
Weighted average number of common shares outstanding	81,936,529
Basic and diluted loss per share (in USD)	(0.14)

ObsEva SA

Condensed Consolidated Financial Statements

Three-month period ended March 31,
2021
Net loss attributable to shareholders (in USD ‘000)	(20,004)
Weighted average number of common shares outstanding	68,574,364
Basic and diluted loss per share (in USD)	(0.29)

For the three-months ended March 31, 2022, 13,412,598 shares issuable upon the exercise of stock-options and 18,821,413 shares issuable upon conversion of notes and/or exercise of warrants issued to JGB pursuant to the Securities Purchase Agreement, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the three-months ended March 31, 2021, 8,956,610 and 516,352 shares issuable upon the exercise of stock-options and warrants, respectively, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation.

12. Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statements of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment. The Group currently generates no revenue from the sales of therapeutics products, and the Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

(in USD ‘000)	March 31, 2022	December 31, 2021
Switzerland	24,787	25,385
USA	95	89
Total non-current assets	24,882	25,474

The geographical analysis of operating expenses is as follows:

(in USD ’000)	Three-month period ended March 31,
	2022	2021
Switzerland	11,143	18,155
USA	1,699	1,552
Total operating expenses	12,841	19,707

13. Events after the reporting period

There were no material events after the balance sheet date.